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EXHIBIT (12)
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES                                                Sprint Corporation
(Unaudited)

                                                                                             Quarters Ended
                                                                                               March 31,
                                                                                     -------------------------------
                                                                                           2002            2001
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                                                                                               (millions)
Earnings
   Income (Loss) from continuing
     operations before income taxes                                                  $       237     $       (77)
   Capitalized interest                                                                      (32)            (44)
   Net losses in equity method
     investees                                                                                20              59
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Subtotal                                                                                     225             (62)
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Fixed charges
   Interest charges                                                                          352            351
   Interest factor of operating rents                                                        100             88
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Total fixed charges                                                                          452            439
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Earnings, as adjusted                                                                $       677     $      377
                                                                                     -------------------------------

Ratio of earnings to fixed charges                                                          1.50             -(1)
                                                                                     -------------------------------


(1) Earnings, as adjusted, were inadequate to cover fixed charges by $62 million in the first quarter of 2001. Earnings, as adjusted, include a one-time gain from investment activities of $14 million. Excluding this one-time gain, earnings, as adjusted, would have been inadequate to cover fixed charges by $76 million.


Note: The ratios of earnings to fixed charges were computed by dividing fixed charges into the sum of earnings (after certain adjustments) and fixed charges. Earnings include income (loss) from continuing operations before taxes, plus net losses in equity method investees, less capitalized interest. Fixed charges include interest on all debt of continuing operations, including amortization of debt issuance costs, and the interest component of operating rents.

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